Exhibit (k)(4)

[ ], 2017

AIP Alternative Lending Fund A

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428

Re:	Waiver of Portion of Advisory Fees in Connection with Investments in [Name of Trust]

Dear Sir or Madam:

Reference is made to the Investment Advisory Agreement by and between Morgan Stanley AIP GP LP and AIP Alternative Lending Fund A, a Delaware Statutory Trust (the “Fund”), dated [ ] (as further amended, restated or otherwise modified from time to time, the “Investment Advisory Agreement”) and the Expense Reimbursement Agreement between Morgan Stanley AIP GP LP and the Fund (the “Expense Reimbursement Agreement”).

Pursuant to the Investment Advisory Agreement, the Fund pays an investment advisory fee to Morgan Stanley AIP GP LP (the “Adviser”) as specified in such agreement (the “Fund Management Fee”).

The Fund intends to invest in [Name of Trust], a Delaware statutory trust (the “Subsidiary”) in respect of which the Adviser (i) provides management services and (ii) receives a management fee (the “Subsidiary Management Fee”) pursuant to a management agreement by and between the Subsidiary and the Adviser dated [ ] (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Management Fee paid by the Subsidiary in which the Fund invests, and for as long as the Subsidiary Agreement remains in effect, the Adviser agrees to waive irrevocably all of the Fund Management Fee that would otherwise be paid by the Fund to the Adviser in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to the Adviser under the Subsidiary Agreement during such period. For purposes of calculating expenses under the Expense Reimbursement Agreement, the Fund Management Fee shall not be deemed to be reduced by the amount of any such waiver.

This letter modifies the terms of the Investment Advisory Agreement and the Expense Reimbursement Agreement and to the extent of any conflict between the terms of this letter agreement and the terms of such agreements, the terms of this letter agreement will prevail. This letter agreement and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of New York without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter agreement to the address first written above.

Very truly yours,

MORGAN STANLEY AIP GP LP

By: ______________________________________________

Name: [ ]
Title: [ ]

ACKNOWLEDGED AND AGREED

AIP ALTERNATIVE LENDING FUND A

By: _______________________________

Name: [ ]
Title: [ ]